  EXHIBIT 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

This Management?s Discussion and Analysis (?MD&A?) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (?Pretivm?, the ?Company?, ?we? or ?us?) for the year ended December 31, 2016 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

All dollar amounts are expressed in thousands of Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (?IFRS?) as issued by the International Accounting Standards Board (?IASB?). This MD&A is prepared as of March 9, 2017 and includes certain statements that may be deemed ?forward-looking statements?. We direct investors to the section ?Risks and Uncertainties? and ?Statement on forward-looking information? included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia. We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.

We have a 100% interest in the Brucejack Mine and the Snowfield Project, both of which are located in northwestern British Columbia.

The Brucejack Mine is our material mineral project. Our focus is on advancing Brucejack to production as a high-grade gold underground mine, with construction in progress and commercial production anticipated in 2017.

The mineral claims for the Snowfield Project are in good standing until 2027 and we continue to conduct baseline environmental studies for potential future development.

4th Quarter Highlights

●
On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with an increase in Proven and Probable Mineral Reserves to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne gold). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

●
On December 15, 2016, we also announced Brucejack development continued to progress on schedule, and that effective January 1, 2017 Robert Quartermain would assume the role of Executive Chair and Joseph Ovsenek would assume the role of President and Chief Executive Officer.

●
Subsequent to the end of the quarter, on February 3, 2017, we announced the acceleration of mine commissioning with dry commissioning scheduled to commence in March 2017 and wet commissioning scheduled to commence in early April 2017. We also announced an updated forecast of the capital cost to complete construction of the Brucejack Mine, with capital cost including working capital estimated to be US$811.1 million, an increase of 16% from the February 2016 capital cost estimate.

●
On February 7, 2017, we announced the offering of US$90 million of unsecured convertible senior subordinated notes, with an over-allotment option of US$10 million. On February 8, 2017 we announced the pricing of the offering, and on February 14, 2017, we announced that the offering was completed for total gross proceeds of US$100 million which included the exercise of the full amount of the over-allotment option of US$10 million.

Operations

Brucejack Mine

The Brucejack Mine is located approximately 950 kilometers northwest of Vancouver, British Columbia and 65 kilometers north-northwest of Stewart, British Columbia and is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area. The Brucejack Mine forms part of our contiguous claims package that comprises over 121,000 hectares.

Mine Construction Progress

Construction of the Brucejack Mine has advanced ahead of schedule and dry commissioning of the mill is now planned for March 2017 with wet commissioning expected in early April 2017. Commissioning was previously planned for mid-2017.

Over 144,000 tonnes of ore have been stockpiled on the surface and underground in preparation for mill commissioning. Underground development is well advanced with twelve stopes crosscut on two levels in preparation for long-hole drilling. Cross cutting of another eleven stopes is in progress. A long-hole drill has been mobilized, with long-hole drilling of a test stope underway.

All major mechanical and electrical components have been delivered to site and installation and assembly is ongoing. The shell, heads, gears, motors and drives for the SAG and Ball mills have been installed and the drives are scheduled to be energized in late March. Electrical and instrumentation along with mechanical and piping installation within the mill building is ongoing. The mine substation and central electrical room are ready for energization.

The 330-person camp which includes mine dry, offices, recreation facilities, dining hall and kitchen has been commissioned and is fully operational.

Construction continues on the Valley of the Kings portal building. External structural steel erection is complete and internal structural steel, mechanical and electrical installation is progressing. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

Construction of the 57-kilometer long transmission line is nearing completion. All of the towers are in place and the first 42 kilometers section is energized to the Knipple substation. The final 15-kilometer section of the transmission line is 97% complete and expected to be energized in late Q1 2017. An additional six 2-megawatt diesel generators are fully commissioned and, combined with our initial 5-megawatts of diesel power, can provide adequate power to maintain full mill and underground production in the event of any grid power interruption.

Underground development remains on schedule and contract mining crews have completed over 10,000 meters of underground development to date. Access to eight production levels from the 1200 to 1410-meter levels has been established. Long-hole drilling has been in progress on a test stope on the 1320-meter levels since mid-February. Excavation of the major development infrastructure is now complete. The third and final exhaust vent raise has broken through to the surface. Underground work is focused on continued ramp and level development. Construction of underground infrastructure, including the crusher, conveyor, and transfer tower continues.

Brucejack Mine Capital Cost Forecast

On February 3, 2017, we announced that the total project capital cost forecast (the “February 2017 Forecast”) to complete construction of the Brucejack Mine, including contingencies, was US$811.1 million, an increase of 16% from the February 2016 capital cost estimate of US$696.8 million. The February 2017 Forecast includes US$68.8 million of working capital for the first three months of production, but does not take into account any revenue generated during this period.

Key areas of capital cost increases from the February 2016 capital cost estimate include: the transmission line (US$37.9 million); costs to accelerate commissioning (US$13.9 million); new scope items (US$21.7 million); construction overages (US$34.1 million); and Indirect/Owner's costs (US$31.4 million).

The updated capital cost forecast to complete construction of the Brucejack Mine, including contingencies, has been prepared on the basis of: 97% committed of the February 2017 Forecast excluding working capital (US$719.7 million of US$742.3 million), substantial completion of engineering; award of all major contracts and purchase orders; substantial completion of civil works; approximately 95% completion of project wide concrete installation; substantial completion of fabrication of structural steel; approximately 60% completion of erection of site-wide structural steel; approximately 75% completion of process tank installation; approximately 15% completion of mechanical and piping installation for the mill building and associated works; approximately 25% completion of electrical and instrumentation installation for the mill building and associated works, completion and energization of the Stewart to Knipple substation transmission line works; and approximately 90% completion of the Knipple substation to Brucejack Mine transmission line.

A summary of capital costs from the February 2017 Forecast in comparison with the February 2016 capital cost estimate is shown in Table 1 below.

Table 1: Capital Costs Summary Comparison (1)

	February 2017 Estimate (US$ million)	February 2016 Estimate (US$ million)
Mine underground	90.7	101.4
Mine site(2)	250.4	165.3
Offsite Infrastructure(3)	108.8	81.0
Total Direct Costs	449.9	347.7
Indirect Costs	78.3	97.5
Owner's Costs	209.0	160.3
Contingency	5.1	35.3
Total Capital Cost	742.3	640.8
Working Capital	68.8	56.0
Total Construction Cost	811.1	696.8
(1)
US$0.75:C$1
(2)
Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(3)
Includes transmission line

Updated Economic Metrics

An updated summary of Brucejack’s economic results by metal price is shown in Table 2 below. Based on the February 2017 Forecast, Net Cash Flows and Net Present Values have decreased slightly and Internal Rates of Return and Payback have improved marginally in comparison to the project economics associated with the February 2016 estimate.

Table 2: Summary of Brucejack Economic Results by Metal Price – February 2017 Update (4,5)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.11 billion (pre-tax) $1.47 billion (post-tax)	$4.22 billion (pre-tax) $2.82 billion (post-tax)	$6.32 billion (pre-tax) $4.17 billion (post-tax)
Net Present Value(6) (5.0% discount) (US$)	$1.05 billion (pre-tax) $0.69 billion (post-tax)	$2.34 billion (pre-tax) $1.53 billion (post-tax)	$3.62 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	19.9% (pre-tax) 16.5% (post-tax)	34.4% (pre-tax) 28.5% (post-tax)	47.5%(pre-tax) 39.1% (post-tax)
Payback(from start of production period)	5.0 years (pre-tax) 5.2 years (post-tax)	3.3 years (pre-tax) 3.5 years (post-tax)	2.5 years (pre-tax) 2.7 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75
(4)
Includes impact from financing announced September 15, 2015.
(5)
Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(6)
NPV is discounted to December 31, 2015.

February 2017 Financing

On February 14, 2017, we completed an offering of US$100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022. The use of proceeds for the offering is working capital during start-up of the Brucejack Mine and general corporate purposes. For details of Brucejack construction financing see “Liquidity and Capital Resources” below.

Valley of the Kings Mineral Reserve Estimate Update

On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with Proven and Probable Mineral Reserves in the Valley of the Kings increased to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

Areas of gain in the Mineral Reserves were attributed to the following factors:

●
Increasing drill density to 7.5-meter to 10-meter centers allowed for conversion of a significant amount of Probable Reserve to the Proven Reserve category. Mining stopes within the existing Mineral Reserve model along with expansion of the previous Indicated Mineral Resource wire frame accounted for an increase of approximately 620,000 ounces of gold.

●
Several new, adjacent stopes were added to the previous mine plan as a result of the infill drilling reaching beyond the previously defined ore. This expansion to the mine plan accounts for an increase of approximately 300,000 ounces of gold.

●
Adjustments were made to the stope orientation and design parameters, along with the addition of grade to the background mineralization for the estimate which had previously been modeled at zero grade. Estimating waste blocks within the stopes with the July 2016 Mineral Resource estimate grade accounts for an increase of approximately 200,000 ounces of gold.

The updated Mineral Reserves estimate is based on the July 2016 Mineral Resource estimate for the Valley of the Kings. The July 2016 Mineral Resource estimate was updated based on the 20152016 Valley of the Kings infill drill program which consisted of 63,470 meters in 367 drill holes designed to target stope areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level). (See news release dated July 21, 2016.)

Table 3 below is a summary of the updated Valley of the Kings Mineral Reserve estimate.

Table 3: Valley of the Kings Mineral Reserve estimate – December 2016(7-11)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	3.3	14.5	12.9	1.6	1.4
Probable	12.3	16.5	11.3	6.5	4.5
Total	15.6	16.1	11.1	8.1	5.9
(7)
The Mineral Reserves and Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards of Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(8)
Contained metal figures and totals may differ due to rounding of figures
(9)
A 94% tonnage recovery is used.
(10)
Assumptions used include US$1,100 per ounce of gold US$17 per ounce of silver and a $0.92 CAD/US exchange rate.
(11)
A NSR cut-off of CAD$180/tonne was used to optimize the stopes.

The National Instrument 43-101 compliant Feasibility Study for the Brucejack Mine titled Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was filed on SEDAR on June 30, 2014 (see news release dated June 19, 2014).

2016 Exploration Program

The 2016 grass-roots exploration program which concluded in October was conducted to evaluate the broader regional exploration potential of the Brucejack property outside the area of known mineralization. The Bowser Regional Project area, approximately 20 kilometers south-east of the Valley of the Kings deposit, comprises approximately 800 square kilometers. The 2015 program included airborne magnetic, radiometric and EM surveys over two-thirds of the project area. The 2016 program covered the remaining areas with airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping and prospecting over the entire area. A limited drill program was also completed to enhance geological interpretation.

Snowfield Project

The Snowfield Project borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.

Additional Claims

Our contiguous claims, including the mining leases comprising the Brucejack Mine total over 121,000 hectares, providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives. As well, our results are impacted by the valuation of our financial instruments which are a function of commodity prices, interest rates and foreign exchange rates.

Selected Financial Information Basis of Presentation

The following financial data has been derived from our consolidated annual financial statements which have been prepared in accordance with IFRS, as issued by the IASB, except for quarterly financial information which is derived from our unaudited interim financial statements. Our significant accounting policies are outlined in Note 3 to our audited consolidated financial statements for the year ended December 31, 2016.

Annual information

Selected consolidated annual financial information for the years ended December 31, 2016, 2015 and 2014 are as follows (in $000’s):

	2016	2015	2014
Total revenue	$-	$-	$-

Loss per share - basic and diluted	$(0.47)	$(0.00)	$(0.11)

Loss and comprehensive loss	$(80,411)	$(534)	$(12,445)

Total assets	$1,947,428	$1,479,745	$816,816

Long-term liabilities	$691,269	$464,100	$24,308

Cash dividends	$-	$-	$-

Cash and cash equivalents	$190,383	$387,925	$34,495

Mineral properties, plant and equipment	$1,705,843	$1,021,415	$768,072

Quarterly information

Selected consolidated financial information is presented as follows (in $000’s):

	2016	2016	2016	2016	2015	2015	2015	2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$-	$-	$-	$-	$-		$-

Earnings (loss) per share -
basic and diluted	$(0.07)	$(0.11)	$(0.19)	$(0.10	$0.07	$(0.02)	$(0.02)	$(0.03)

Income (loss) and
comprehensive
income (loss)	$(11,423)	$(19,725)	$(34,345)	$(14,918	$8,757	$(3,335)	$(2,426)	$(3,530)

Total assets	$1,947,428	$1,769,001	$1,724,031	$1,663,570	$1,479,745	$1,433,292	$931,111	$915,153

Long-term liabilities	$691,269	$551,858	$521,347	$478,147	$464,100	$461,298	$24,336	$23,252

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$190,383	$234,131	$371,620	$479,994	$387,925	$453,233	$68,871	$103,412

Mineral properties, plant
and equipment	$1,705,843	$1,470,081	$1,286,640	$1,118,368	$1,021,415	$919,522	$841,691	$793,349

Year ended December 31, 2016 compared to the year ended December 31, 2015

Net loss and comprehensive loss for the year ended December 31, 2016 was $80,411 compared to $534 for the year ended December 31, 2015. The increase in the loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $91,633. This was partially offset by an increased foreign exchange gain and deferred income tax recovery which largely resulted from the elements of the construction financing.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the year ended December 31, 2016, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increases in market expectations of future gold price, gold price volatility and a decrease in interest rate. The change in fair value of the offtake obligation resulted in a loss of $26,197 (2015 – gain of $2,421) and the change in fair value of the stream obligation resulted in a loss of $83,088 (2015 – gain of $11,928). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate, additional advances on the credit facility and the passage of time resulting in a loss of $7,617 (2015 – gain of $3,148).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. We capitalized $25,269 (2015 - $6,613) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Foreign exchange gain (loss)

The foreign exchange gain for the year ended December 31, 2016 was $2,482 compared to a foreign exchange loss of $3,082 for the year ended December 31, 2015. This was mainly the result of the subsequent translation of the US denominated senior secured term credit facility into CAD resulting in a gain of $4,703 (2015 – loss of $7,511) offset by the translation of US denominated cash and cash equivalents to CAD resulting in a loss of $1,851 (2015 – gain of $4,392).

Share-based compensation expense

We hire individuals with the required skills to advance our business. Stock options and Restricted Share Units (“RSU’s”) may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral properties, plant and equipment the fair value of these stock option issuances over the vesting period.

During the year ended December 31, 2016, share-based compensation expense associated with stock options decreased to $3,200 as compared to $5,719 during the comparable year. This was due mainly to the decreased number of options granted in the year and the timing of stock option grants.The 2014 RSU Plan resulted in $844 being recorded to share-based compensation expense compared to $358 during the comparable year. This was due mainly to the increase in share price of the Company in the year.

The 2015 RSU Plan resulted in $2,616 being recorded to share-based compensation expense compared to $104 during the comparable year. The first vesting period of the initial grant under the 2015 RSU Plan was settled in cash. With a history of settlement in cash established, the Company will account for RSU’s granted under the 2015 RSU Plan as cash-settled awards resulting in mark-to-market movements in future periods.

Other expenses

Salaries for the year ended December 31, 2016 were $5,520 as compared to $4,599 for the comparable period. The increase in salaries was attributable to an increase in head count, an increase in salary paid and bonuses awarded to employees of the Company.

Investor relations costs for the year ended December 31, 2016 were $2,038 as compared to $1,430 incurred for the year ended December 31, 2015. Investor relation costs increased due to marketing and communication activities conducted within the investment community and community relations with First Nations.

Professional fees were $1,065 for the year ended December 31, 2016 compared to $666 for the comparable year. Professional fees increased as a result of legal fees incurred for completion of a new shelf prospectus and timing of audit and tax related expenditures.

Listing and filing fees increased to $608 for the year ended December 31, 2016 compared to $343 in the comparable period. The increase resulted from listing fees for the stock option and 2015 RSU plans and higher annual fees with the stock exchanges.

We earned interest income on our cash and cash equivalents balance for the year ended December 31, 2016 of $1,577 compared to $714 for the comparable year. This was directly attributable to higher cash balances held by the Company throughout the year. Interest income earned on proceeds from the construction financing was netted against interest expense capitalized to mineral properties, plant and equipment.

During the year ended December 31, 2016, we recorded a deferred income tax recovery of $25,990 compared to a deferred income tax expense of $5,991 for the comparable year. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and the recognition of 2016 non-capital losses.

Quarter ended December 31, 2016 compared to the quarter ended December 31, 2015

Net loss and comprehensive loss for the quarter ended December 31, 2016 was $11,423 compared to income of $8,757 for the comparable quarter ended December 31, 2015. The loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $4,144 (2015 - gain of $26,963). This was offset by an increase in deferred income tax recovery which also largely resulted from the elements of the construction financing.

(Loss) gain on financial instruments at fair value

During the three months ended December 31, 2016, the changes in fair value of the offtake obligation and stream obligation were a function of changes in the estimated production schedule and foreign exchange offset by a decrease in the gold price, decrease in market expectations of future gold price, gold price volatility and an increase in interest rate which resulted in a gain of $579 (2015 - gain of $2,715) and a loss of $11,005 (2015 - gain of $14,813) respectively. The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and additional advances under the facility resulting in a loss of $340 (2015 - gain of $3,405).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. We capitalized $6,622 (2015 - $6,030) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Foreign exchange loss

The foreign exchange loss of $3,284 compared to $5,822 for the comparable period was the result of the subsequent translation of the US denominated senior secured term credit facility into CAD resulting in a loss of $4,693 (2015 - 5,731) offset by the translation of US denominated cash and cash equivalents to CAD resulting in a gain of $1,412 (2015 - loss of $224).

Other expenses

Salaries for the quarter ended December 31, 2016 were $3,125 as compared to $2,407 for the comparable period. This was attributed to increased head count and bonuses awarded to employees of the Company.

Office costs decreased to $344 for the quarter ended December 31, 2016 compared to $706 for the comparable period. The decrease was the result of the lease buyout payment to move office locations in 2015.

During the quarter ended December 31, 2016, we recorded a deferred income tax recovery of $1,882 compared to deferred income tax expense of $6,318 for the comparable period. The difference is related to the unrealized gains on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation offset by the realization of 2016 non-capital losses.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2016 totaled $190,383 a decrease from $387,925 as at December 31, 2015. The decrease in cash is largely attributable to the construction of the Brucejack Mine offset by the marketed offering closed on March 1, 2016, the private placement closed on March 31, 2016 and the second advance under the senior secured term credit facility on December 15, 2016.

Our working capital as at December 31, 2016 was $61,746 as compared to $360,327 as at December 31, 2015. Working capital items other than cash and cash equivalents consisted of receivables and other of $20,489 and accounts payable and accrued liabilities of $149,126. Receivables and other is comprised primarily of $11,576 of Goods and Services Tax refunds, and $6,406 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

In 2015, we completed the US$540 million construction financing with Orion and Blackstone. The financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million. As at December 31, 2016, there remained US$100 million undrawn on the credit facility. The final advance of US$100 million under the credit facility was completed on February 15, 2017.

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. Subsequent to the close of the marketed offering, third parties exercised their participation rights to maintain proportionate ownership interest in the Company. This resulted in additional gross proceeds of US$16.2 million.

On February 14, 2017, we completed the offering of US$100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of US$10 million aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per US$1,000 principal amount of notes, equivalent to an initial conversion price of US$16.00 per common share.

With the US$540 million construction financing, available cash on hand and the proceeds from the convertible senior subordinated notes, the project capital costs and initial working capital for the Brucejack Mine are expected to be fully funded.

During June 2016, we closed a private placement of flow-through shares with proceeds to be used to fund grass-roots exploration approximately 15 kilometers east of the mine construction underway at the Brucejack Mine. Subsequent to the closing of the private placement, Orion exercised its participation rights to maintain its respective proportionate ownership interest in the Company. The total number of common shares issued was 448,310 for aggregate gross proceeds of $5,134.

During the year ended December 31, 2016, the exercise of share options awards also provided us with additional liquidity.

Cash used in investing activities for the year ended December 31, 2016 was $522,127 (2015 - $209,691). For the year ended December 31, 2016, the expenditure increase is due to the continuation of mine construction and engineering and mine development. In the comparable period, costs were incurred mainly in respect of exploration and evaluation activities at Brucejack and Snowfield, respectively and early stages of development and construction at Brucejack.

We are a development stage company and as such, we do not generate revenues from operations. We rely on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity and/or debt funding.

Short form base shelf prospectus financings – Use of proceeds

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. The actual use of proceeds, as at December 31, 2016 in comparison to the proposed use of proceeds included in the Company’s prospectus supplement dated February 23, 2016 (the “2016 Supplement”) to the Company’s short form base shelf prospectus dated July 16, 2014 is outlined below:

	Proposed use of proceeds (2)	Actual use of proceeds	Difference(2)
Principal purpose	(US$)	(US$)	(US$)
Development of Brucejack Project	$44,000	$122,000	$(68,900)
Working capital during start-up	56,000	-	56,000
General corporate purposes (1)	12,900	-	12,900
Total	$112,900	$122,000	$-

1)
Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, and to other purposes.
2)
The Company estimated the net proceeds from the offering to be US$112,940, before the over-allotment option, at the time of the 2016 Supplement. The over-allotment option was exercised in full and actual gross proceeds were US$129,999. Share issuance costs were US$8,044 for actual net proceeds of US$121,955.
3)
The differences noted in the table above are not expected to have a material impact on the Company’s ability to achieve its business objectives and milestones as set out in the 2016 Supplement.

Commitments, Contingencies and Off-Balance Sheet Arrangements Class Action Lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Actions

After October 22, 2013, two proposed class actions were filed against Pretivm and certain of its directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”).

The plaintiffs in these actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Tahzibi Action claimed $250 million in general damages. On August 25, 2016, the Tahzibi Action was discontinued.

The Wong Action is the only remaining proposed class action against the Company in Canada. The Wong Action claims $60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was brought seeking leave from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion will be heard on May 29 and 30, 2017.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position. We intend to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

Contractual Obligations

The following table provides our gross contractual obligations as of December 31, 2016 (in $000’s):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating activities:
Office lease	$705	$839	$-	$-	$1,544
Decommissioning and
restoration provision	-	402	-	17,959	18,361

Financing activities (1)(2):
Repayment of credit facility
(US$308,644)	-	414,417	-	-	414,417
	$705	$415,658	$-	$17,959	$434,322

1)
Pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.

2)
Under the Offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

Related Party Transactions (in $000’s)

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our Chief Executive Officer (our “CEO”), our Chief Financial Officer (our “CFO”), our Chief Exploration Officer and Vice President (our “CExO”) and our Vice President, Corporate (our “VP Corporate”).

Effective January 1, 2017, under his employment agreement, the Exec Chair will serve as Executive Chairman for a period of three years expiring December 31, 2019 (the “Executive Term”) after which the Exec Chair’s employment will cease and he will serve as Chairman of the Board until at least December 31, 2022, subject to his continued election by the shareholders of the Company. The Exec Chair currently receives a base salary of $500 per year, benefits, an annual performance bonus based on the annual corporate objectives set by the Compensation Committee of the Board of Directors and a long-term incentive award. In addition, following the Executive Term, the Exec Chair will receive a retirement allowance paid out over three years commencing January 1, 2020.

The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, twice the target bonus and the retirement allowance.

Effective January 1, 2017, under the employment agreement, the CEO receives a base salary of $645 per year, the CFO receives a base salary of $425 per year, the CExO receives a base salary of $370 per year and the VP Corporate receives a base salary of $300 per year. Each of the CEO, CFO, CExO and VP Corporate are entitled to extended benefits and are eligible for an annual performance based bonus determined at the discretion of our Board and a long-term incentive award.

The CEO, CFO, CExO and VP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

On February 17, 2016, we announced the departure of our Vice President and Chief Operating Officer.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2016. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1) Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2016.

2) Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2016.

3) Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on certain conditions, including market, existing at the end of each reporting period.

Financial Instruments and Other Instruments Financial assets

We have the following financial assets: cash and cash equivalents, receivables, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate. Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial Risk Management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Our Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market Risk

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. We are exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities and long-term debt which are denominated in US dollars. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation which are accounted for at fair value through profit or loss.

Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.

Credit risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional equity or debt funding.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of debt instruments and equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

Outstanding Share Data

At March 9, 2017, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	180,705,427
Share purchase options	6,648,932	$5.85 - $15.17	2.62
Fully diluted	187,354,359

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2016 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based upon the results of that assessment, management concluded that our internal controls over financial reporting as of December 31, 2016 were effective.

There has been no change in our internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ?forward-looking information? and ?forward looking statements? within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

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uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

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our ability to repay indebtedness;

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the effect of indebtedness on cash flow and business operations;

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our ability to satisfy commitments under stream and offtake agreements and the effect of restrictive covenants in such agreements;

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our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Mine;

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assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections, including the 2016 cost update and the project economics update (refer to the “Brucejack Mine Capital Cost Forecast? section of this MD&A);

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our production estimates, including the accuracy thereof;

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the fact that we have no mineral properties in production and no history of production or revenue;

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the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

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our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

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our ability to achieve commercial production at the Brucejack Mine in the timeline we anticipate;

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the operation and economic viability of the development of the Brucejack Mine;

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dependency on the Brucejack Mine for our future operating revenue;

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the accuracy of our resource and reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

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our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

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uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

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commodity price fluctuations, including gold price volatility;

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our history of negative operating cash flow, incurred losses and accumulated deficit;

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failure of counterparties to perform their contractual obligations;

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market events and general economic conditions;

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the inherent risk in the mining industry;

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the commercial viability of our current and any acquired mineral rights;

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availability of suitable infrastructure or damage to existing infrastructure;

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governmental regulations, including environmental regulations;

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delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

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increased costs and restrictions on operations due to compliance with environmental laws and regulations;

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compliance with emerging climate change regulation;

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uncertainties relating to additional claims and legal proceedings;

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adequate internal control over financial reporting;

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increased costs of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”);

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potential opposition from non-governmental organizations;

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uncertainty regarding unsettled First Nations rights and title in British Columbia;

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uncertainties related to title to our mineral properties and surface rights;

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land reclamation requirements;

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our ability to identify and successfully integrate any material properties we acquire;

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currency fluctuations;

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competition in the mining industry for properties, qualified personnel and management;

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our ability to attract and retain qualified management;

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some of our directors’ and officers’ involvement with other natural resource companies;

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potential inability to attract development partners or our ability to identify attractive acquisitions;

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potential liabilities associated with our acquisition of material properties;

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our ability to comply with foreign corrupt practices regulations and anti-bribery laws;

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changes to relevant legislation, accounting practices or increasing insurance costs;

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our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

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significant growth could place a strain on our management systems;

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future sales or issuance of our debt or equity securities;

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the trading price of our common shares is subject to volatility due to market conditions;

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share ownership by our significant shareholders;

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certain actions under U.S. federal securities laws may be unenforceable;

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we do not intend to pay dividends in the near future; and

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our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 28, 2016 which is filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date hereof, forward-looking statements are not guarantees of future performance and accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.